JustHuynh Inc.
Statement of Cash Flows
Period from Inception (October 14, 2016) through December 31, 2016
(unaudited)

	Period from Inception (October 14, 2016) through December 31, 2016
Cash flows from operating activities	
Net loss	$ (3,648.00)
Changes in operating assets and liabilities:	$ -
Accounts payable	$ 3,648.00
Net Cash used by operating activities	$ -
Cash flows from investing activities	
Net Cash used by investing activities	$ -
Cash flows from financing activities	
Sale of common stock	$ 80.00
Net Cash used by financing activities	$ 80.00
Net Change in cash	$ 80.00
Cash at beginning of period	$ -
Cash at end of period	$ 80.00
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -